DC
No Act
P.E. 1-5-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07044077

February 7, 2007

Ian A. Hartman
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/7/2007

RECD S.E.C.
FEB 2 2007
1086

Re: Crown Holdings, Inc.
Incoming letter dated January 5, 2007

Dear Mr. Hartman:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to Crown Holdings by Robert D. Morse. We also have received a letter from the proponent dated January 15, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

121960(

Dechert
LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

January 5, 2007
VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentleman:

Crown Holdings, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "Proposal") for inclusion in the Company's 2007 Annual Meeting of Shareholders proxy material (the "Proxy Material"). The Company intends to exclude the Proposal from its Proxy Material and is requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company does so for the reasons outlined below. In accordance with Rule 14a-8(j), we are providing this letter in support of the Company's position that it may properly exclude the Proposal from the Proxy Material (i) pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), because Mr. Morse did not provide the requisite proof of continuous stock ownership in the Company and (ii) pursuant to Rule 14a-8(i)(3), because the Proposal is vague and indefinite as to be misleading and therefore contrary to the proxy rules. Six copies of Mr. Morse's letter containing the Proposal and the Company's response to Mr. Morse pursuant to Rule 14a-8(f)(1), as well as six copies of this letter, are included herewith.

I. <u>The Company, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), may exclude the Proposal because Mr. Morse failed to correct defects in the Proposal within 14 days after receipt of notice thereof from the Company.</u>

Rule 14a-8(b) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. Mr. Morse submitted the Proposal in a letter to the Company dated October 28, 2006, which the Company received on November 1, 2006 (a copy of which is attached hereto as <u>Exhibit A</u>). The October 28 letter stated that Mr. Morse has "held.$2000 [sic] or more in the company's securities over one year and will continue to hold until after the next meeting date," but did not provide a statement from the record owner of the securities verifying the requisite ownership. According to the Company's stock ownership records, as of the date Mr. Morse submitted his Proposal, and as of January 5, 2007, Mr. Morse was not the record owner of any shares of Company common stock.

The Company notified Mr. Morse, in a letter dated November 9, 2006, which Mr. Morse received on November 10, 2006 (a copy of the letter and proof of receipt by Mr. Morse are attached hereto as Exhibit B), that the Company would exclude the Proposal from its Proxy Material because Mr. Morse did not continuously hold at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal for at least one year by the date Mr. Morse submitted the Proposal. The Company's November 9 letter provided detail regarding how Mr. Morse could remedy the eligibility defect, included a copy of Rule 14a-8 to assist Mr. Morse in understanding the requirement and stated that Mr. Morse's response had to be postmarked, or transmitted electronically, no later than 14 days from the date that Mr. Morse received the Company's notification.

In a facsimile sent to the Company on November 21, 2006 (a copy of the facsimile is attached hereto as Exhibit C), Mr. Morse produced a copy of a letter, dated November 15, 2006, from Peter Dodd of TD Ameritrade to Mr. Morse asserting that since Mr. Morse's initial purchase on November 15, 2000, Mr. Morse's position has increased to 4,000 shares with 300 being the minimum amount held since such initial purchase. According to the Company's stock ownership records, however, as of the date Mr. Morse submitted his Proposal, and as of January 5, 2007, TD Ameritrade was not the record owner of any shares of Company common stock.

In the past, the Staff has consistently granted no-action relief with respect to an omission of a proposal from proxy material when the proponent did not provide evidence that the ownership requirements of Rule 14a-8(b) were satisfied as of the date that the proposal was submitted. See, e.g., Intel Corporation (avail. February 8, 2006); Agere Systems, Inc. (avail. November 16, 2005); Telular Corporation (avail. December 5, 2003); Intel Corporation (avail. March 10, 2003); Pepco Holdings, Inc. (avail. January 6, 2003). This line of precedent includes the no-action relief that the SEC has granted with respect to Mr. Morse's proposals to the Company in each of the past two years. Crown Holdings, Inc. (avail. February 8, 2006); Crown Holdings, Inc. (avail. January 27, 2005). In the present instance, while Mr. Morse did provide a statement from a third-party stating that Mr. Morse has held more than 300 shares of the Company's common stock since November 15, 2000, the third-party is not the record holder of any Company common stock. As a result, Mr. Morse has failed to provide documentary support sufficiently evidencing that the ownership requirements of Rule 14a-8(b) were satisfied as of October 28, 2006.

In summary, in accordance with Rule 14a-8(b) and Rule 14a-8(f)(1), the Company may exclude the Proposal from the Proxy Material.

II. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite as to be misleading and therefore contrary to the proxy rules and regulations of the Commission.

Mr. Morse's Proposal is that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs." Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Company believes that the vague and misleading language of the Proposal violates these rules. The Proposal is vague and indefinite so as to be misleading because its critical terms are left undefined, causing the Company and its shareholders to be uncertain as to exactly what actions or measures the Proposal requires. Additionally, the Proposal is vague and misleading because much of the supporting statement is irrelevant to the subject matter of the Proposal. Accordingly, the Company may properly omit the Proposal under Rules 14a-8(i)(3) and 14a-9.

The Staff has consistently concluded that vague and indefinite shareholder proposals can be excluded under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B – Shareholder Proposals (September 15, 2004); see also Johnson & Johnson (avail. February 7, 2003); Philadelphia Electric Co. (avail. July 30, 1992). The Staff has applied this line of precedent to shareholder proposals concerning executive compensation. Specifically, the Staff has permitted the exclusion of such proposals pursuant to Rule 14a-8(i)(3) where portions of the proposals created ambiguities that resulted in a vague and indefinite meaning of the proposal. In Safescript Pharmacies, Inc. (avail. February 27, 2004), the Staff allowed the exclusion of a proposal requesting that stock options be "expensed in accordance with FASB guidelines" given the fact that FASB permits two methods of expensing stock-based compensation. In Woodward Governor Co. (avail. November 26, 2003), the Staff concurred with the company's exclusion of a proposal requesting that "compensation" for "executives in the upper management (that being plant managers to board members)" be based on stock growth where the proposal was unclear as to how the executives could be compensated "based on stock growth."

The Proposal's demand that remuneration be limited to "$500,000.00 per year" is similar to several recent proposals advocating compensation limits that have been permissibly excluded pursuant to Rule 14a-8(i)(3). See, e.g., Otter Tail Corporation (avail. January 12, 2004); Eastman Kodak Company (avail. March 3, 2003); PepsiCo, Inc. (avail. February 18, 2003). In Otter Tail

Corporation (avail. January 12, 2004), the Staff concurred with the exclusion of a proposal requesting limitations on executive salary and stock option plans because critical terms in the proposal were not clearly defined. In General Electric Co. (avail. February 5, 2003), the Staff granted no-action relief to General Electric under Rule 14a-8(i)(3) where a proposal requested the board seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" when the proposal failed to describe the treatment of non-cash compensation for the purpose of the proposed cap. Likewise, in General Electric Co. (avail. January 23, 2003), the Staff held a proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric's officers and directors" was properly excluded as the proposal failed to define critical terms included in the proposal and to provide guidance on how the proposal should be implemented.

The grounds for exclusion present in these precedents are also present in the Proposal. Similar to Otter Tail Corporation and General Electric (avail. January 23, 2003), a number of critical terms in the Proposal are left undefined and are vague and indefinite so as to be misleading. Specifically, it is unclear what items of compensation the Proposal applies to, whom the Proposal encompasses and which and how certain contracts are to be discontinued. The Proposal is directed at the "remuneration" of the Company's "top five persons named in Management," excluding "nominal perks." The Proposal does not define "remuneration" for the purposes of calculating the proposed compensation limit, nor does it define what items are included within "nominal perks." The term "remuneration" customarily includes cash compensation, yet it could or could not also include non-cash items such as health insurance, company-provided life insurance and items such as stock options and retirement benefits that lack a definite, determinable value. With respect to items such as stock options and retirement benefits, if they are to be included in the Proposal, the Proposal does not provide a valuation method or other guidance for such items. The Staff has granted no-action letter relief to companies under Rule 14a-8(i)(3) where similar shareholder proposals failed to address the treatment of stock options and deferred compensation. Eastman Kodak Company; General Electric Company (avail. January 23, 2003). Shareholders would thus be unable to determine whether the proposed compensation limit is appropriate, and the Company is left without guidance on how the Proposal should be implemented. The Proposal also does not define the critical term "top five persons named in Management." The Proposal is ambiguous as to which employees constitute "top five persons named in Management" and should be governed by the Proposal. In addition, the Proposal does not define which instruments or subject matters are contemplated by "severance contracts" or the means by which such contracts "be discontinued." It is unclear whether severance contracts would include certain employment agreement provisions providing for payments in the event of certain termination events, and, if so, whether discontinuance requires the Company to breach its existing obligations under the applicable agreements. Consequently, without clear and specific definitions of such critical terms, neither the shareholders of the Company nor the Company would be able to determine with reasonable certainty which employees may be affected by the Proposal or how such employees are to be affected. In addition, certain severance arrangements should be viewed as conceptually distinct from the annual remuneration the Proposal seeks to limit. To the extent that the undefined term "severance contracts" embraces such arrangements, the Proposal could also be viewed as violating the requirement of Rule 14a-8(3), which limits each shareholder to the submission of no more than one proposal to a company for a particular shareholders' meeting.

In addition, the Proposal may be excluded as vague and indefinite so as to be misleading because approximately half of the supporting statement is irrelevant to the subject matter of the Proposal. The Staff has stated that a shareholder proposal may be excluded where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin No.14B. The supporting statement of a proposal inherently implies a connection with the content of a proposal; here, such a connection is absent and the arguments in the supporting statement are consequently misleading. See General Motors Corporation (February 25, 2004). In addition to addressing management remuneration, the supporting statement in the Proposal apparently also addresses the issues of voting procedures in director elections rather than that of management compensation. While the initial paragraph under the caption "REASONING" seems to discuss Mr. Morse's view on management compensation, the third and fourth paragraphs under this caption appear to advocate Mr. Morse's position relating to voting for the Company's directors, including his misleading description of "state and corporate 'Rule[s]'" that relate to director elections. This supporting statement seems to be directed towards the issue raised in Mr. Morse's shareholder proposal to the Company from 2004, relating to the voting for directors, not the subject of the Proposal. Crown Holdings, Inc. (avail. January 27, 2005). Mr. Morse's shareholder proposal to the Company in 2005 likewise discussed voting for directors in the supporting statement while the proposal appeared to address management compensation. Crown Holdings, Inc. (avail. February 8, 2006). In addition, the second paragraph of the supporting statement seems to address the issue of company founders and their descendants remaining in management, a subject matter that lacks a clear nexus with the issue of management remuneration and that appears to have no basis in the factual context of the Company (whose management are not the founders, or immediate relatives thereof, of the Company). Thus, the Proposal presents and sponsors two separate, distinct proposals while also presenting further irrelevant commentary, and creates a strong likelihood that a shareholder would be uncertain as to the matter on which it is asked to vote.

In summary, (i) critical terms of the Proposal are left undefined and ambiguous, causing the Company and its shareholders to be uncertain of the meaning of the Proposal, and (ii) substantial portions of the supporting statement are irrelevant to a consideration of the matter of executive compensation, causing a reasonable shareholder of the Company to be uncertain as to the matter on which the Proposal asks it to vote. Accordingly, the Company believes it may omit the Proposal from the Proxy Material pursuant to Rule 14a-8(i)(3) because the terms and supporting statement of the Proposal are vague and indefinite as to be misleading in violation of Rule 14a-9.

* * *

For the reasons stated above, the Company intends to omit the Proposal from the Proxy Material and requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so.

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.

If you have any questions regarding the above, please call me at (215) 994-2277, William G. Lawlor at (215) 994-2823 or Marc P. Lindsay at (215) 994-2849. If the Staff disagrees with our conclusions with respect to the omission of Mr. Morse's proposal or if the Staff needs additional information or explanation, we request the opportunity to confer with the Staff prior to issuance of your response.

Sincerely,

IAH

Ian A. Hartman

cc: Robert D. Morse

RECEIVED

NOV 0 1 2006

LEGAL DEPT.

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

The securities are held in approved non-certificate manner by my agent TD Ameritrade. Ph: 1 800 934 4448 or: Ameritrade, Inc. Harborside Financial Center, Plaza IVA, 135 Greene St. Jersey City, NJ, 07392. If required verification, advise now, and I will request a letter from that entity. Since disuse of certificates is now the norm, this requirement should be waived, as there is no point or advantage in my stating otherwise. A copy of Ameritrade purchase and present monthly report should suffice.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D Morse

Robert D. Morse

INFORMATION

Since December 25, 2003, Mrs. Morse returned from Deborah Hospital, Browns Mills, NJ. after receiving a stent implant.

My presence to take diabetes tests, look after medicines prescribed by 3 physicians, and to prepare MOST meals has been required. Therefore, since that time, I have been unavailable to attend shareholder meetings, as required by restrictive S.E.C. Rules Reasons for exceptions are not published after requesting copies: "Each judged on its merits"; "necessity to appear to answer any questions" is --unnecessary- as I am available for contact beforehand and most controlling votes are already tendered

Names of persons to act as alternates are not available, and those published whom are also presenting proposals have their own agenda, and rarely respond to requests to present mine.

"Plurality" voting is restrictive of shareowner's rights, and was only contrived for purpose of electing Directors submitted by Management, and one vote "for" constitutes a win for that person. Ford Motor and ExxonMobil have reverted to majority voting.

Application will still be made to approve printing if non-attendance and subjects claimed to be in error to disallow printing proposal. I will make needed adjustments.

Also applicable to my wife's, Mary's, proposals.

Sincerely,

Robert D. Morse
Robert D Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Company stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse
Robert D Morse

Rhymes for stress relief.
Not part of the presentation.

THE CATBIRD SEAT

Perhaps you have heard of the "Catbird Seat" ?
Considered as a position, it is rather unique.
From the topmost position in a company store,
The C.E.O. has an advantage to explore.
When first approached, to accept the position,
The would-be chief considers his/her transition.
How much will I get as "attain and retain" ?
And a "paying to leave" clause gives no pain.
If you can analyze what I say,
It is still ongoing to this day.
His/Her first concern is: "What's in it for ME" ?,
Not of : "I'm desirous of upgrading your company".
I imagined myself as being in the topmost spot,
And was able to observe quite a lot.
Then another thought just crossed my mind:
Don't look back up, the bird may be unkind.

3-02-06-5:19 PM-6 Min.
Robert Dennis Morse

PLURALITY REIGNS

A new word promulgated is called "Plurality";
The use thereof in voting for Director is in reality,
A guaranteed "win" for all nominees,
Which results, this Proponent, it does not please.
We are invited to vote "For", "Except", or "Abstain".
"Against" is missing, and they do not explain,
That we think "Except" or "Abstain" is filling that niche,
But we are deceived, it is only a trick,
The "Right of Dissent" is being deprived,
A violation of the Constitution has been applied !

ATTITUDE

I've just experienced another "Attitude"
And for its happening it must be understood
When Corporate legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report,
Demand a written letter, such a poor sport.
This is juxtaposition of a happy Dude,
Since their position is taken to be rude !

Robert Dennis Morse

Rhymes for stress relief.
Not part of the presentation.

ASKING

A smart person might ask the question:
"If I eat India Relish do I get indigestion?"
"Why are there not locks
To keep my socks
Out of my shoes?"
"If there are don'ts and do's
Where and when do I pay my do's?"
"If I eat lots of shellfish
Will my roe bust embellish?"
"If I smash my thumb with a hammer,
Why is it my mouth sets up a clamor?"

BLUSH

Rose's are red,
Violet's are blue,
If these are under things,
What's it to you?

EXPOSE

Proper dress is an elegant thing,
And much pleasure it can bring.
If as youngsters we are told,
We won't wind up in a centerfold!

A T

You've heard the question "Where is it, AT?"
Here is my direction, and that is that:
Break up the word ANATOMY,
There you will find it as plain as can be:
An AT? Oh My!
So, it is inside you, and this is quite true,
Now will you give the devil his due?
The 'Devil' in me is to poke fun at life;
The main problem is:
It provokes my wife!

Mr. Robert Morse
212 Highland Ave
Moorestown, NJ 08057

7099 3400 0021 0663 9078

UNITED STATES POSTAL SERVICE
U.S. POSTAGE
PAID
MOORESTOWN,NJ
08057
OCT 30, 06
AMOUNT
$4.88
00015152-01
0000

Office of The Secretary.
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599

Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599
tel: 215-698-5100
fax: 215-698-6061

CROWN
Brand-Building Packaging™

DIRECT DIAL: *(215) 698-5383*
FAX: *(215) 698-6061*
william.gallagher@crowncork.com

November 9, 2006

VIA DHL

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

Dear Mr. Morse:

This letter is in response to the proposal that you submitted to Crown Holdings, Inc. in your letter dated October 28, 2006, which was received by Crown Holdings, Inc. on November 1, 2006. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, the company will exclude such proposal from its proxy materials because you have not continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date you submitted your proposal. According to the company's stock record books, you are not a registered holder of the company's common stock. Under Rule 14a-8(b), a copy of which is enclosed with this letter, you must prove your eligibility to submit a shareholder proposal to the company.

If you hold sufficient shares of Crown Holdings, Inc. common stock, you may prove your eligibility to the company in one of the following two ways:

(1) submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year along with your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(2) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, you may satisfy your eligibility requirements by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in

your ownership level, (ii) your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement and (iii) your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your response to this letter, if any, must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.

Sincerely,

William T. Gallagher
Secretary

WTG/ms
Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your

response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (I)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

I.Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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Current Status	✓ **Shipment Delivered**
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Current Status	✔ **Shipment delivered.** View Signature
Delivered on	11/10/2006 11:13 am
Delivered to	Receptionist
Signed for by	N PISARRO What is this?

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Date and Time	Status	Location
11/10/2006 11:13 am	Shipment delivered.	Runnemede, NJ Why is this?
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11/9/2006 11:35 pm	Transit through sort facility.	Allentown, PA
9:21 pm	Departing origin.	Upper Philadelphia, PA
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Ship From:
CROWN CORK & SEAL
Philadelphia, PA 19154
United States

Attention:
CROWN CORK & SEAL

Ship To:
MR. ROBERT MORSE
Moorestown, NJ 08057
United States

Attention:
MR. ROBERT MORSE

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Ship date: 11/9/2006
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TD AMERITRADE

). Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

WM. T. GALLAGHER, SEC'Y.
CROWN HOLDINGS
FAX 1-215-698-6061

EXHIBIT 1

November 15, 2006

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057-2717

RE: Account Number: [redacted]
File Number: 120102566

Dear Mr. Morse,

Please review below the information that you have requested.
In the aforementioned account, were purchased
). You have since increased your position to
minimum amount of shares held in your account has been 100.
In regards to Crown Holdings Inc. (CCK), 300 shares of Crown Cork and Seal Co Inc were purchased on November 15, 2000. Crown Cork and Seal Co Inc became Crown Holdings Inc as a result of a name change on February 27, 2003. Since your initial purchase your position has increased to 4,000 shares with 300 being the minimum amount held since your initial purchase.
Please also note that shares of General Motors Corp. were purchased on March 23, 2005. You have held this same amount of shares in your account since this initial purchase.

Please call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,

Peter Dodd
TD AMERITRADE

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
January 15,. 2007

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Crown Holdings, Inc
Re: request for deletion, January 5. 2007

Ladies & Gentlemen:

Counsel for Crown Holdings Corporation is claiming my proposal entry lacks proof of ownership, yet the copy you were sent is of my fax to Wm T Gallagher, Sec'y dated 11/21/06 at 11:45 AM, distinctly shows a purchase of 300 shares of Crown Cork & Seal on 11/15/02 and a further purchase of the new Crown Holdings, Inc., bringing my holdings to 4000 shares. The minimal amount of the first 300 shares qualifies as to 1 year and the value of $2000.00

Page 2 last 3 words: "but did not"—Page 3 , line 1: "provide a statement from the record owner"— "and as of January 5, 2005, Mr. Morse was not the record owner of any shares of Company common stock. This is a contradiction of my fax provided. I have no control over how and when a broker will respond to a request for proof, and circumstances at home interfere with my reaching a fax system to send.

I am printing from my Internet account a showing of my CCK holdings at Ameritrade. Is someone intimating that my brokerage firm is sending "false and misleading" statements to customers ? –for the third year !

The repeated claims I receive that my short Proposal is "vague and misleading" are merely feigned inability for Management or others to understand it. Since most all existing and past programs were introduced as a change from plain salaries, it is very simple to revert to that system, without all the protests of inability to comply. If present staff is that inefficient, perhaps there is need for trained personnel available from any fine business college or university, providing such.

Page 4 raises various questions as to which 5 Top Management I refer. There are only the five required to be listed for shareowner's information in a proxy. Any others are unknown or hidden from publication. It is not permitted for a proponent to have say in what is considered "ordinary course of business".

Copy of an alternate corrected Proposal enclosed for review and acceptance if the former needs too many changes

Encl: 6 Copies to S.E.C.
1 " to Crown Holdings, 1 to Dechart, LLP

Sincerely,
Robert D. Morse

YEAR 2007 PROXY PROPOSAL

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in Crown Holdings, Inc. stock, request remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., plus if any severance contracts in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style. There is little or no information provided in the Proxy showing actual accomplishments, only that certain levels have been achieved. These funds might better be applied to the shareowner's benefit. The savings in elimination of personnel needed to process all previous programs could be tremendous

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Robert D. Morse

EXHIBIT

Robert Morse
212 Highland Ave.
Moorestown, NJ 08057

TD AMERITRADE

Account: 366

Holdings

Print Page

Current Holdings: as of 01/15/2007 8:07pm ET

Account	Symbol	Description	Current Qty	Previous Day's Qty	Previous Day's Close	Previous Day's MV
Cash						
Cash						
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Cash						
Cash	CCK	CROWN HOLDINGS INC	4,000.0000	4,000.0000	21.620	86,480.000
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Crown Holdings, Inc.
Incoming letter dated January 5, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

We are unable to concur in your view that Crown Holdings may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Crown Holdings may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Crown Holdings may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Crown Holdings may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END